                      (SHEARMAN & STERLING LLP LETTERHEAD)


Writer's Email Address:                                             May 24, 2006
Matthew.Bersani@shearman.com

Writer's Direct Number:
+852.2978.8096


VIA FACSIMILE AND EDGAR


Ms. Jill S. Davis
Ms. Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


RE:  PETROCHINA COMPANY LIMITED
     FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004
     FILED JUNE 29, 2005
     FILE NO. 001-15006

Dear Ms. Davis and Ms. Goeken:

     On behalf of PetroChina Company Limited (the "Company"), we are responding to the Staff's comment letter, dated May 10, 2006, relating to the Company's annual report on Form 20-F for the year ended December 31, 2004 (the "Form 20-F").

     The Company's responses to the Staff's comments are as follows (the numbered paragraphs below correspond to the paragraphs of the Staff's comment letter, which have been retyped below in bold for ease of your reference).
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Page 2                                                              May 24, 2006

1. WE NOTE IN PAGE 10 OF YOUR RESPONSE THAT "THE ENDING BALANCE OF 2004 REPRESENTED THE OBLIGATION RECOGNIZED BY ZHONG YOU KAN TAN KAI FA COMPANY LIMITED ACQUIRED BY THE COMPANY THROUGH A BUSINESS COMBINATION UNDER COMMON CONTROL." PLEASE PROVIDE A MORE DETAILED EXPLANATION OF THE NATURE OF THE BALANCE REPORTED BY THIS COMPANY AND CLEARLY DISCLOSE WHEN YOU ACQUIRED THIS COMPANY. PLEASE ENSURE THAT YOU ADDRESS WHY THIS ENTITY REPORTED AN ASSET RETIREMENT OBLIGATION IN 2004. IN ADDITION, PLEASE CONFIRM, IF TRUE, THAT YOU CONSIDERED THIS 2004 BALANCE WHEN MAKING YOUR STATEMENT ON PAGE 63 OF YOUR FORM 20-F THAT YOU "DID NOT INCUR AND DO NOT ANTICIPATE TO INCUR ANY MATERIAL DISMANTLEMENT, RESTORATION OR ABANDONMENT COST GIVEN THE NATURE OF YOUR ONSHORE PRODUCING ACTIVITIES AND CURRENT PRC REGULATIONS GOVERNING SUCH ACTIVITIES, " OR OTHERWISE ADVISE.

Response: The Company filed its 2004 Form 20-F on June 29, 2005 and acquired Zhong You Kan Tan Kai Fa Company Limited in December 2005. The statement on page 63 of the Company's 2004 Form 20-F did not apply to the above-mentioned restated 2004 ending balance as the acquisition of Zhong You Kan Tan Kai Fa Company Limited was completed after the filing of the Company's 2004 Form 20-F. In addition, such statement in the Company's 2004 Form 20-F did not apply because the majority of the oil and gas operations of the acquired company are located outside of China and such overseas operations are not governed by relevant PRC environmental regulations.

As the acquisition of Zhong You Kan Tan Kai Fa Company Limited is a business combination among entities under common control by China National Petroleum Corporation ("CNPC"), the transaction was accounted for in a manner similar to uniting of interests and, as a result, the Company's financial information of prior years will be restated in its 2005 Form 20-F. In such restatement, the ending balance of the Company's asset retirement obligations as of December 31, 2004 recognized by Zhong You Kan Tan Kai Fa Company Limited amounted to RMB 892 million for the Kazakhstan Aktobe project, RMB 19 million for the Kazakhstan North Buzachi project and RMB 8 million for the Canadian project. All of such asset retirement obligations were recognized in accordance with local legal requirements and IAS 37. The Company will make detailed disclosure of the acquisition of Zhong You Kan Tan Kai Fa Company Limited in its 2005 Form 20-F substantially as set forth in Item 2 and Item 5, Section 1 of Appendix 1.

2. PLEASE CLARIFY WHETHER THE NEW PROVINCIAL REGULATIONS TOOK EFFECT AT THE END OF 2004 AND, THEREFORE WERE APPLICABLE AT SOME POINT IN TIME DURING 2004, OR THE BEGINNING OF 2005. IN THIS REGARD, WE NOTE YOUR STATEMENT ON PAGE TWO OF YOUR RESPONSE LETTER DATED FEBRUARY 15, 2006 THAT "UNTIL THE END OF 2004, THE COMPANY WAS NOT LEGALLY REQUIRED TO TAKE ANY ABANDONMENT MEASURES FOR ITS RETIRED TANGIBLE LONG-LIVED ASSETS;" AND YOUR STATEMENT ON
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Page 3                                                              May 24, 2006

PAGE THREE OF YOUR RESPONSE DATED APRIL 20, 2006 THAT INDICATES THAT THE NEW REGULATION WAS ISSUED IN 2005.

Response: The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and the Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province were issued in mid and late 2005, respectively. Before these two regulations were issued in 2005, the Company was not legally obligated to take any abandonment measures for its retired oil and gas properties located in China. The related disclosure will be revised to ensure consistency. The Company will disclose its asset retirement obligations in its 2005 Form 20-F substantially as set forth in Item 4, Section 1 of Appendix I.

3. WE NOTE YOUR RESPONSE ON PAGE SIX INDICATING THAT "BASED ON THOROUGH READING OF THE NEWLY PROMULGATED PROVINCIAL REGULATIONS, AND CONSULTATION WITH THE ENVIRONMENTAL ADMINISTRATIVE AUTHORITIES IN HEILONGJIANG PROVINCE AND GANSU PROVINCE, THE COMPANY BELIEVES THAT THE NEWLY PROMULGATED REGULATIONS ONLY APPLY TO THE OIL AND GAS PROPERTIES RETIRED AFTER THESE REGULATIONS BECAME EFFECTIVE IN 2005." PLEASE EXPAND YOUR DISCLOSURE TO INDICATE WHETHER OR NOT YOUR NEWLY ESTABLISHED INTERNAL PROCEDURES APPLY ONLY TO OIL AND GAS PROPERTIES RETIRED AFTER THE ESTABLISHMENT OF YOUR NEW PROCEDURES. IN ADDITION, PLEASE EXPAND YOUR DISCLOSURE TO CLEARLY INDICATE, IF TRUE, THAT THE NEW REGULATIONS APPLY ONLY TO OIL AND GAS PROPERTIES RETIRED AFTER THE REGULATIONS BECAME EFFECTIVE IN 2005.

Response: The Company will expand its disclosure in its 2005 Form 20-F substantially as set forth in Item 4, Section 1 of Appendix I. The new regulations only apply to the oil and gas properties retired after these regulations were issued in 2005. In response to the new regulations, the Company has adopted a policy of engaging in abandonment activities at all of its oil and gas properties retired in 2005 or after. The Company established its own internal asset retirement policy, requesting that all of its branch and subsidiary companies recognize asset retirement provisions for their currently used oil and gas assets in accordance with the newly established internal policy. The newly established internal procedures apply only to oil and gas properties retired after the establishment of the new procedures.

4. INCLUDE A RISK FACTOR THAT SPECIFICALLY INDICATES, IF TRUE, THAT THE RECENTLY ISSUED REGULATIONS AND YOUR RECENTLY ADOPTED INTERNAL POLICIES ONLY APPLY TO ASSETS THAT WERE RETIRED SUBSEQUENT TO THE DATES THAT THE REGULATIONS AND YOUR INTERNAL POLICY BECAME EFFECTIVE. EXPLAIN THAT THERE ARE ASSETS THAT YOU HAVE RETIRED PRIOR TO THESE EFFECTIVE DATES AND THE ACTIVITIES REQUIRED TO RETIRE THESE ASSETS, AT A LEVEL THAT WOULD BE IN COMPLIANCE WITH THE REGULATIONS AND YOUR INTERNAL POLICY, HAVE NOT BEEN PERFORMED. INDICATE, IF TRUE, THAT THE COSTS ASSOCIATED WITH THESE ACTIVITIES HAVE NOT BEEN INCLUDED IN THE ASSET RETIREMENT OBLIGATIONS ACCRUED DURING 2005. ADDITIONALLY, INDICATE WHETHER OR NOT IT IS LIKELY THAT THE
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Page 4                                                              May 24, 2006

PROVINCIAL GOVERNMENTS WILL ENACT REGULATIONS WHICH WILL REQUIRE YOU TO ALSO PERFORM ASSET RETIREMENT AND/OR ENVIRONMENTAL REMEDIATION ACTIVITIES RELATED TO THESE RETIRED ASSETS AND THE ENVIRONMENTAL AREA IN WHICH THESE ASSETS WERE OR CONTINUE TO BE LOCATED.

Response: The Company will include a risk factor in its 2005 Form 20-F substantially as sets forth in Section 3 of Appendix 1.

5. WE NOTE YOUR STATEMENT THAT "THE COMPANY ENTERED INTO THE CONSTRUCTIVE OBLIGATION TO INCUR THESE COSTS IN PROVINCES OTHER THAN HEILONGJIANG AND GANSU EVEN THOUGH THE LOCAL GOVERNMENTS HAVE NOT ENACTED SIMILAR REGULATIONS". PLEASE TELL US WHETHER OR NOT YOU COMMUNICATED YOUR POLICY TO THE OTHER PROVINCIAL GOVERNMENTS AND EXPLAIN WHY YOU BELIEVE THIS RESULTS IN A CONSTRUCTIVE OBLIGATION, AS DEFINED IN IAS 37. ADDITIONALLY PLEASE EXPLAIN HOW YOU HAVE ACHIEVED A LEVEL OF ACCOUNTABILITY FOR YOUR NEW INTERNAL POLICY TO RESULT IN A CONSTRUCTIVE OBLIGATION. EXPLAIN WHETHER OR NOT YOU WILL CONTINUE TO HAVE A CONSTRUCTIVE OBLIGATION IF YOU WERE TO CHANGE OR DISCONTINUE THE RECENTLY ADOPTED INTERNAL POLICY.

Response: The Company has not communicated its new asset retirement policy to provincial governments other than Heilongjiang and Gansu provinces. The Company has, however, communicated the new policy to its service providers so that they can make resources available and provide related services in a timely manner. In addition, the Company has formally communicated this policy to all of its branch and subsidiary companies through internal policy announcements and the year-end conference attended by the senior executives of the Company as well as its branch and subsidiary companies. The Company intends to apply this policy and does not anticipate that this policy will be changed or discontinued unless there are substantial changes in related legal requirements. By consistently applying this policy in its operations, the Company will effectively make the public be aware of this practice and demonstrate to the public and provincial governments that the Company will satisfy such asset retirement obligations. On the other hand, by implementing this policy, the Company incurs and will continue to incur asset retirement costs. These estimated costs are required to be included as costs of property, plant and equipment under IFRS. Considering the above factors, the Company believes that it has achieved a level of accountability for the new policy to result in a constructive obligation and it needs to record a provision for the discounted future estimated retirement costs expected for its domestic oil and properties located outside of Heilongjiang and Gansu provinces.

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Page 5                                                              May 24, 2006


                                                                      Appendix I

The Company intends to disclose the following in its 2005 Form 20-F regarding its asset retirement obligations:


SECTION 1:

(1) The Group added a line item "Asset Retirement Obligation" under the "NON CURRENT LIABILITIES" of the Consolidated Balance Sheet for the years ended December 31, 2005 and 2004. The asset retirement obligation was RMB 14, 187 million for 2005 and RMB 919 million for 2004.

(2) Basis of Preparation

In August 2005 the shareholders of the Company approved the transfer and purchase agreements relating to the Company's acquisition of a 50% ownership interest in Zhong You Kan Tan Kai Fa Company Limited. Zhong You Kan Tan Kai Fa Company Limited was formed in 2005 and was wholly owned by China National Oil and Gas Exploration and Development Corporation ("CNODC", which is wholly owned by CNPC) and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations outside of China into Zhong You Kan Tan Kai Fa Company Limited and the Company contributed to Zhong You Kan Tan Kai Fa Company Limited its wholly-owned subsidiary, PetroChina International Limited ("PTRI"), and a cash contribution amounting to approximately RMB 20,162 million, which is the difference between the cash contribution of RMB 20,741 million payable by the Company under the purchase agreement and the consideration of RMB 579 million for PTRI receivable by the Company.

The terms of the agreements grant the Company the right to appoint four of the seven directors of Zhong You Kan Tan Kai Fa Company Limited and enable the Company to maintain an effective control over Zhong You Kan Tan Kai Fa Company Limited.

The investment in Zhong You Kan Tan Kai Fa Company Limited and related transactions have been accounted for in a manner similar to uniting of interests as the transaction is among entities under common control by CNPC. The consolidated financial statements of the Company will be restated as if the operations of the Company and Zhong You Kan Tan Kai Fa Company Limited had
always been combined. The payment was made directly to Zhong You Kan Tan Kai Fa Company Limited and, therefore, the difference between RMB 20,162 million paid and the net assets of RMB 35,551 million as of the effective date of the acquisition (including RMB 20,162 million contributed by the Company and RMB 50 million for the contributed paid-in capital from CNODC and its subsidiary) was adjusted against equity.
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Page 6                                                              May 24, 2006

(3) In "Summary of Principle Accounting policies " note

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Provision for decommissioning and restoration is recognized in full on the installation of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time, which is regarded as interest cost, is reflected as an adjustment to the provision of oil and gas properties.

(4) In "Critical Accounting Estimates and Judgments" note:

Estimation of asset retirement obligations

The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and the Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province were issued in mid and late 2005 and became effective after their issuance. Based on its reading of the newly promulgated provincial regulations and in consultation with the environmental administrative authorities in Heilongjiang Province and Gansu Province, the Company believes that the newly promulgated regulations only apply to oil and gas properties retired after these regulations were issued in 2005. In response to the newly promulgated regulations, the Company established its own internal asset retirement policy, requesting that all of its branch and subsidiary companies recognize asset retirement provisions for their currently used oil and gas assets in accordance with the newly established internal policy. The new internal policy applies only to oil and gas properties retired after the establishment of the new policy.

Provisions are recognized for the future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology and price level. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of
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Page 7                                                              May 24, 2006

these estimates will impact the net income and the financial position of the Group over the remaining economic life of oil and gas properties.

(5) In "Asset Retirement Obligation" note:

Asset retirement obligation

                                                         2005               2004
                                                  Million RMB        Million RMB
At beginning of year                                      919                735
Liabilities incurred                                   13,258                 48
Liabilities settled                                        (1)                 -
Accretion expense                                          60                 54
Currency translation differences                          (49)                82
                                                      -------            -------
At end of year                                         14,187                919
                                                      =======            =======

Asset retirement obligations are related to oil and gas properties. The restated ending balance of 2004 represented the obligations recognized by Zhong You Kan Tan Kai Fa Company Limited, acquired by the Company through a business combination under common control.

Before the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities in 2005, the Company was neither legally obligated to, nor was the Company under the constructive obligation to take any abandonment measures for its retired oil and gas properties located in China. For safety purposes, the Company performed capping or plugging on certain wells, which were considered to be in areas with extensive human use at the time of the abandonment. The related costs incurred, which were included as normal operating costs, approximated RMB 35 million, RMB 32 million and RMB 45 million in 2002, 2003 and 2004, respectively.

In 2005, the Company established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result of this change in legal requirements as well as the Company's practice in China, the Company became legally obligated to take abandonment measures for its retired oil and gas properties located in the two provinces where the new regulations were enacted and is under the constructive obligation to take abandonment measures for its retired oil and gas properties

Page 8                                                              May 24, 2006

located in all other provinces in China. An obligation of RMB 13.2 billion was recorded at the end of 2005 and did not have a material impact on the Company's 2005 financial results.


SECTION 2:
II. In Item 5 "Operating and Financial Review and Prospects":

Before the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities in 2005, the Company was not under any legal or constructive obligation to take any abandonment measures for its retired oil and gas properties located in China.

In 2005, the Company established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result, the Company now is legally obligated to take abandonment measures for its retired oil and gas properties located in these two provinces where the new regulations were enacted and under a constructive obligation to take abandonment measures for its retired oil and gas properties located in other provinces in China. The Company recorded an obligation of RMB 13.2 billion for the year ended as of December 31, 2005, which did not have a material impact on the results of operations and financial condition of the Company.

The estimated average future annual charge to the consolidated statement of income of the Company arising from the recording of this provision is estimated to be less than RMB 2.0 billion. The Company does not expect this charge to have a material impact on the results of operations and financial condition of the Company.

The average annual cash outflow resulting from performing all standard abandonment procedures established by the Company in 2005 for all oil and gas properties is estimated to be less than RMB 2.0 billion. The Company does not expect this cash outflow to have a material impact on the liquidity of the Company.


SECTION 3:

Risk factor:

Prior to 2005, the Company performed capping or plugging on wellheads and surface facilities that could be salvaged for alternative use. For safety reasons, the Company also performed capping or plugging on certain wells that were considered to be in areas with extensive human use at the time of the abandonment. The Company, however, did not perform capping or
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Page 9                                                              May 24, 2006

plugging on wells that were neither considered to be in areas with extensive human use nor could be salvaged for alternative use. Consequently, such wellheads and surface facilities were left at their original sites after the wells were retired.

The Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and the Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province were issued in mid and late 2005. Based on its reading of the new provincial regulations and in consultation with the environmental administrative authorities in Heilongjiang and Gansu provinces, the Company believes that such regulations only apply to the oil and gas properties retired after these regulations were issued in 2005. Accordingly, the Company established standard abandonment procedures, requesting that all of its branch and subsidiary companies recognize asset retirement provisions for their currently used oil and gas properties.

The Company believes it had no obligations to adopt such abandonment procedures prior to the issuance of the new regulations in 2005. For the oil and gas properties that were retired prior to the issuance of such regulations, the activities required to retire these assets, at a level that would be in compliance with the regulations and our internal policy, have not been performed. The costs associated with these activities have not been included in the asset retirement obligations accrued during 2005. However, Heilongjiang Province and Gansu Province could enact new regulations, amend the current regulations or retroactively apply the relevant requirements. If any of these regulations is determined to be applicable to assets other than those that were retired subsequent to the dates that these regulations were issued in 2005, the Company could be required to incur substantial costs associated with such asset retirement obligations. In addition, the Company cannot assure you that the provincial governments other than Heilongjiang Province and Gansu Province will not enact new regulations which will require the Company to perform additional asset retirement activities related to the assets retired before the establishment of the Company's internal policy and areas in which these assets were or continue to be located.


                                     * * * *


     Please direct any questions concerning this letter to the undersigned at +852.2978.8096.
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Page 10                                                             May 24, 2006




                                                     Very truly yours,


                                                     /s/ Matthew D. Bersani
                                                     ---------------------------
                                                     Matthew D. Bersani




cc: Mr. Li Huaiqi
    Mr. Guo Jinping
    Mr. Wei Fang
        PetroChina Company Limited